GUARDIAN VARIABLE PRODUCTS TRUST

10 Hudson Yards

New York, NY 10001

September 29, 2023

VIA EDGAR

Ms. Jaea F. Hahn

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Guardian Variable Products Trust (the “Trust”) File Nos. 333-210205; 811-23148

Dear Ms. Hahn:

On behalf of the Trust, this letter responds to the comments on the preliminary proxy statement for the Guardian Diversified Research VIP Fund (the “Diversified Research Proxy Statement”) and the preliminary proxy statement for Guardian Variable Products Trust (the “Trust Proxy Statement”), each filed by the Trust on EDGAR on September 19, 2023, that were provided to Corey F. Rose of Dechert and me by telephone on September 26, 2023 by the staff of the Securities and Exchange Commission (“Commission”). Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definitions provided in the Proxy Statement.

Diversified Research Proxy Statement

1. Comment: Please supplementally clarify whether the Fund will be in compliance with the safe harbor conditions of Rule 15(f) of the 1940 Act.

Response: The safe harbor provision of Section 15(f) of the 1940 Act permits an adviser to a fund or any affiliated person of such adviser to receive “any amount or benefit” in connection with a sale of interests in the adviser that causes the assignment of the adviser’s contract with the fund provided certain condition are met, including that no “unfair burden” is imposed on the relevant fund as a result of the sale during the two-year period following the sale.

Neither the Trust nor PAIA have entered into any agreement with Putnam Holdings or any of its affiliates with regard to the conditions of Section 15(f). Moreover, neither the Trust nor PAIA is aware of whether Putnam Holdings or its affiliates would intend to seek to avail themselves of the safe harbor in the event of any legal proceedings related to the Fund in connection with the Transaction. However, the Trust notes that the Proxy Statement discloses that the material terms of the Proposed Sub-Advisory Agreement are substantially identical to those of the Current Sub-Advisory Agreement, including with respect to the sub-advisory fee payable by PAIA to Putnam, and that Proposal One would not result in a change in any fee payable by the Fund.

2. Comment: Please add any disclosure required by Item 22(c)(6) related to the monetary benefit to be received by the owners of the acquired adviser.

Response: The Trust believes that the Diversified Research Proxy Statement contains a sufficiently detailed description of the Transaction, which is not anticipated to result in any diminution in the nature, extent or quality of the services Putnam provides to the Fund as its sub-adviser. Further, the Fund (which has no parents or subsidiaries) is not a party to the Transaction, which otherwise does not involve the Fund or relate to its business or operations. Instruction 4 to Item 22(c)(6) states: “4. No information need be given in response to this paragraph (c)(6) of Item 22 with respect to any transaction that is not related to the business or operations of the Fund and to which neither the Fund nor any of its Parents or Subsidiaries is a party.” Thus, the Trust respectfully declines to revise the disclosure regarding the Transaction.

3. Comment: In Board considerations, please supplementally clarify whether the board considered any factors that weighed against the proposal.

Response: The Trust confirms that the Diversified Research Proxy Statement contains a full description of the primary factors the Board considered in connection with its determination to approve the respective Proposals, including any factors that may have weighed against the proposal.

Trust Proxy Statement

1. Comment: With respect to both proposals, where appropriate, please clarify what will happen if either proposal is not approved by shareholders.

Response: The Trust has revised the Trust Proxy Statement in response to this comment.

2. Comment: The Trust Proxy Statement states: “For Proposal Two, when a quorum is present, the election of trustees requires the affirmative vote of a plurality of votes cast at the Special Meeting by or on behalf of shareholders of the Trust as a whole.” Please clarify that shareholders of all funds are eligible to vote on that proposal.

Response: The Trust has revised the Trust Proxy Statement in response to this comment.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (646) 283-7117 or Corey F. Rose of Dechert LLP at (202) 261-3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan

Senior Counsel

Copy to:	Corey F. Rose, Dechert LLP

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